09040546

AB 4/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 3 1 2009
Washington, DC
110

SEC FILE NUMBER
8-44397

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Direct Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 S. Capital of Texas Hwy, Bldg 1, Suite 410
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Markell Petty — 512 684 8802
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, Markel Petty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Direct Capital Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

CFO

Title

____

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DIRECT CAPITAL SECURITIES, INC.

Report Pursuant to Rule 17a-5(d)

December 31, 2008

DIRECT CAPITAL SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

Board of Directors
Direct Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Direct Capital Securities, Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Direct Capital Securities, Inc., as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 27, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

DIRECT CAPITAL SECURITIES, INC.
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 250,300
Deposits with clearing broker-dealer	25,000
Receivable from brokers and dealers	70,877
Managing broker-dealer fees receivable	21,000
Securities owned at market value	10,131
Prepaid management fee	383,859
Total Assets	$ 761,167

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 49,609
Commission payable	156,887
Accrued expenses	9,221
Payable to brokers and dealers	8,471
Income tax payable	1,972
Total liabilities	226,160
Stockholders' equity	
Common stock, $.01 value; 3,300 shares authorized; 1,500 shares outstanding	15
Additional paid-in capital	844,231
Accumulated deficit	(306,746)
Accumulated other comprehensive income (loss)	(2,493)
Total stockholders' equity	535,007
Total Liabilities and Stockholders' Equity	$ 761,167

The accompanying notes are an integral part of these financial statements.

DIRECT CAPITAL SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions and fees	$ 14,858,821
Interest	6,008
Other	47,452
	14,912,281
Expenses	
Employee compensation and benefits	2,002,853
Commissions and brokerage fees	11,597,702
Communications	12,026
Occupancy and equipment costs	406,583
Promotional costs	4,891
Interest	3,834
Data processing costs	10,837
Regulatory fees and expenses	55,479
Management fees	495,929
Professional fees	123,173
Insurance	161,262
Other	27,591
	14,902,160
Net income (loss) before income taxes	10,121
Provision for income taxes	1,972
Net Income	$ 8,149

The accompanying notes are an integral part of these financial statements.

DIRECT CAPITAL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2007	$ 15	$ 844,231	$ (314,895)	$ 7,667	$ 537,018
Net income			8,149		8,149
Net unrealized loss on marketable securities				(10,160)	(10,160)
Comprehensive income (loss)					(2,011)
Balance, December 31, 2008	$ 15	$ 844,231	$ (306,746)	$ (2,493)	$ 535,007

The accompanying notes are an integral part of these financial statements.

DIRECT CAPITAL SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2008

Balance, December 31, 2007	$	--
Additions		--
Retirements		--
Balance, December 31, 2008	$	--

The accompanying notes are an integral part of these financial statements.

DIRECT CAPITAL SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 8,149
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in operating assets and liabilities:	
Increase in deposits with clearing broker-dealer	(25,000)
Decrease in receivable from brokers and dealers	271,377
Increase in managing broker-dealer fees receivable	(20,164)
Increase in prepaid expenses	(25,079)
Increase in prepaid management fee	(172,502)
Decrease in accounts payable	(85,864)
Decrease in commissions payable	(231,642)
Decrease in accrued expenses	(37,844)
Increase in payable to clearing broker-dealer	7,071
Decrease in income taxes payable	(2,318)
Net cash provided (used) by operating activities	(313,816)
Cash flows from investing activities	--
Cash flows from financing activities	--
Net decrease in cash and cash equivalents	(313,816)
Beginning cash and cash equivalents	564,116
Ending cash and cash equivalents	$ 250,300
Supplemental disclosures of cash flow information	
Cash paid for:	
Interest	$ 3,834
Income taxes	$ 4,290
Supplemental disclosures of non-cash investing and financing activities	
Change in in accumulated other comprehensive income	$ (10,160)

The accompanying notes are an integral part of these financial statements.

DIRECT CAPITAL SECURITIES, INC.
Notes to Financial Statements
December 31, 2008

Note 1 - Organization and Nature of Business

Direct Capital Securities, Inc. (the "Company"), a wholly-owned subsidiary of TIC Capital Markets, Inc. (the "Parent"), was incorporated in the state of Delaware under the name T.R. Winston Capital, Inc. on December 12, 1991. The Company changed its name on July 31, 2000 to Direct Capital Securities, Inc. Company offices are located in Austin, Texas and in California.

The Company is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). It is authorized to engage in real estate syndication and sales of oil and gas interests, tax shelters or limited partnerships in primary distributions, and private placements of securities. During 2008, the Company also became authorized to sell mutual funds and variable life insurance or annuities. The Company does not hold customer funds or securities, or introduce customers to other brokers and dealers. The Company has an application pending with FINRA which will, if approved, authorize it to be an introducing broker-dealer. A clearing agreement was also entered into in 2008 in anticipation of approval by FINRA.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are classified as available-for-sale and are carried at fair value based upon quoted market prices, with unrealized gains or losses, net of tax, reported in Accumulated Other Comprehensive Income, a separate component of stockholders' equity. Realized gains and losses on the sales of these securities are calculated based on an average cost basis and reported in the Statement of Income.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The Company's securities owned are classified as Level 1 assets because valuations are based on quoted prices in active markets for identical assets that the Company has the ability to access.

Note 2 - Summary of Significant Accounting Policies, continued

Revenue Recognition

Commissions and fees from selling direct participation programs and acting as a managing broker/dealer for direct participation programs are recognized once the minimum offering subscription level has been reached.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with SFAS No. 109. Any resulting provision or benefit for income taxes is recorded and settled with the Parent.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities" which permits the to defer the implementation of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB develops guidance on the application of FIN 48 by pass-through entities and amends the disclosure requirements for FIN 48 for nonpublic enterprises.

The Company currently accounts for income taxes on an as-filed or to-be-filed basis, such that current or deferred tax assets and liabilities are immediately recognized when the related tax position is taken (or is expected to be taken) in its income tax returns. Management evaluates the ultimate realizability of current and deferred tax benefits and, if necessary, records a valuation allowance.

Note 2 - Summary of Significant Accounting Policies, continued

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company has a management agreement with the Parent, whereby the Parent is responsible for certain administrative expenses, including marketing and due diligence support. Rent, employee compensation, commissions, telephone expenses, and regulatory costs are the responsibility of the Company under the agreement. Management fees incurred in 2008 of $495,929 are reflected in the statement of income. Prepaid management fees aggregating $383,859 are reported in the statement of financial condition at December 31, 2008.

The Company shares office space in Austin with affiliates that are controlled by the Company's Chairman and Chief Executive Officer and share common management. The Company is paying the entire rent expense, but is not a party to the lease. Rent expense for this office aggregated $107,888 for 2008. The Company also earned fees, commissions, and other income from such affiliates totaling $1,592,488 in 2008.

During 2008, the Company moved substantially all of its Santa Monica, California operations to Austin, Texas. Consequently, the Company assigned its Santa Monica office lease to the Parent effective November 1, 2008. The lease obligation assigned is approximately $32,000 per month through 2012. Rent expense incurred by the Company in 2008 prior to the assignment aggregated $298,520. The Company also earned $28,619 in sublease income from the Santa Monica office in 2008 which is included in other income in the accompanying statement of income.

The Company earned managing broker-dealer fees for products sponsored by an affiliate aggregating $1,520,011 during 2008. Managing broker-dealer fees receivable from such affiliate aggregated $21,000 at December 31, 2008.

Note 4 - Retirement Plan

The Company maintains a Simplified Employee Pension Plan (the "Plan") covering all of its eligible employees. The Plan is discretionary and continuance of the Plan is at the sole discretion of the Company. Under the terms of the Plan, all employees 21 years of age or older, are eligible to participate, providing they have been employed for more than one (1) year. No contribution has been made for the year ended December 31, 2008, and the Company does not intend to make contributions in the future.

Note 5 - Contingencies

Limited liability company owners of tenants-in-common units in a golf course filed suit against certain sellers of such units. The plaintiffs are alleging that sellers made certain misrepresentations in connection with sale of the units and are claiming damages in excess of $10,000,000 for securities fraud, fraudulent misrepresentation, breach of fiduciary duty, negligence, breach of contract and interference with prospective economic advantage. The Company has not been named as a defendant in this action, but counsel for the plaintiffs has suggested that the Company may be included as a defendant in the action at some point in the future based on its role as a broker-dealer for the sale of the tenant-in-common units to the plaintiffs.

The Company has also received a demand for indemnification from counsel for the plaintiffs related to the aforementioned action and two related legal actions. The indemnification demand is based on an engagement agreement purported to exist between the Company and the plaintiffs. The indemnification demand also states that indemnification will be sought from Company on behalf of three individuals involved in the sale of units. The Company does not believe that it has any responsibility to defend or indemnify any of the proposed indemnities based on the indemnification demand.

Additionally, the Company has been sued over unpaid printer invoices relating to securities offerings that were underwritten and/or sold by the Company. The plaintiff seeks damages of $95,000.

In another, matter a former registered representative of the Company, filed an action to recover commission income that he allegedly earned while working at the Company. The plaintiff believes he is entitled to not more than $60,000.

At the present time, legal counsel is unable to express an opinion as to the likely outcome of these matters. Accordingly, no liabilities related to the above matters have been recorded in the accompanying financial statements.

Note 6 - Concentration of Credit Risk

Cash in banks exceeded federally insured limits at December 31, 2008 and at various times throughout the year then ended

Note 7 - Income Taxes

The provision for income taxes is as follows:

Federal taxes-current	$ 1,460
State taxes-current	512
	$ 1,972

Deferred income tax assets related to net operating loss carryforwards are fully offset by a valuation allowance.

Note 8 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2008. At December 31, 2008, Securities had net capital of approximately $148,492 and net capital requirements of $15,085. The ratio of aggregate indebtedness to net capital was 1.52 to 1 at December 31, 2008. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company failed to prepare accurate net capital computations at January 31, February 29, March 31, April 30, May 31, August 31, and September 30, 2008. As a result, the Company had a net capital deficiency at each of the aforementioned dates. The deficiencies were caused by treating cash held in a sweep repurchase agreement as an allowable asset when, in fact, it was non-allowable. The Company closed the sweep repurchase agreement account and implemented new policies over bank money market accounts, including sweep accounts in December 2008. The Company has responded to a related FINRA examination report, and FINRA has not indicated that it will take any further action.

Note 9 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

Schedule I

DIRECT CAPITAL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Net Capital

Total stockholder's equity qualified for net capital		$ 535,007
Deductions and/or charges		
Non-allowable assets:		
Receivable from broker/dealer	$ 1,136	
Prepaid management fee	383,859	(384,995)
Net capital before haircuts on securities positions		150,012
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Common stock	(1,520)	
Undue concentration	--	(1,520)
Net capital		$ 148,492

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable	$ 49,609
Commission payable	156,887
Accrued expenses	9,221
Payable to brokers and dealers	8,471
Income tax payable	1,972
Total aggregate indebtedness	$ 226,160

Schedule I (continued)

DIRECT CAPITAL SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15,085
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 15,085
Net capital in excess of minimum required	$ 133,407
Excess net capital at 1000%	$ 125,876
Ratio: Aggregate indebtedness to net capital	1.52 to 1

Reconciliation with Company's Computation

The following serves to reconcile differences in the computation of net capital and aggregate indebtedness under Rule 15c3-1 from the Company's computation:

Net Capital	
Net capital per the Company's Unaudited FOCUS IIA, December 31, 2008	$ 89,269
Decrease in non-allowable assets	61,196
Decrease in allowable assets	(837)
Increase in income taxes payable	(1,136)
Net capital per report pursuant to Rule 17a-5(d), December 31, 2008	$ 148,492
Aggregate Indebtedness	
Aggregate indebtedness per the Company's Unaudited FOCUS IIA, December 31, 2008	$ 277,520
Decrease in accrued liabilities	(53,332)
Increase in income taxes payable	1,972
Aggregate indebtedness per report pursuant to Rule 17a-5(d), December 31, 2008	$ 226,160

Schedule II

DIRECT CAPITAL SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

Exemptive Provisions

The Company has claimed an exemption from Rule 15c 3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended December 31, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Direct Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Direct Capital Securities, Inc. (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives. However we are aware of a material inadequacy that existed during the year ended December 31, 2008 that was corrected prior to the end of the year. This matter was indentified during a routine examination by the Financial Industry Regulatory Authority (FINRA) and is described as follows:

> The Company failed to prepare accurate net capital computations at January 31, February 29, March 31, April 30, May 31, August 31, and September 30, 2008. As a result, the Company had a net capital deficiency at each of the aforementioned dates. The deficiencies were caused by treating cash held in a sweep repurchase agreement as an allowable an asset when, in fact, it was non-allowable. The Company closed the sweep repurchase agreement account and implemented new policies over bank money market accounts, including sweep accounts in December 2008. The Company has responded to the FINRA examination report, and FINRA has not indicated that it will take any further action.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 27, 2009

DIRECT CAPITAL SECURITIES, INC.

December 31, 2008